Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Foundation Coal Holdings, Inc.

Commission File Number: 333-159801

To:   All employees at Alpha and Foundation
From:   Kevin Crutchfield
Subject:  Announcing Alpha Day One Senior Management Team
Date:   July 21, 2009

We have made tremendous progress planning for the integration of our two companies and I would like to thank everyone for their dedicated efforts to date. The value of our integration planning effort should be evident for all to see after our merger receives final approval and we begin operating as one company – expected to be on July 31, 2009.

Similarly, we continue to make significant progress on creating the management structure for the combined company, and I thank each of you for your patience and trust as we have thoughtfully worked our way through this very important process.

Today, I am very pleased to announce the conclusion of the second phase in our management selection process, which has culminated in the appointment of most of our “Phase 2” management team.  Most of these individuals will report to a member of our Executive Leadership Team (ELT) with the exception of Jack Porco, who will serve on the ELT as Alpha’s chief sales and marketing representative.

This announcement demonstrates our continuing commitment to combine the “best of both” organizations in order to create the makings of a world class company poised for the future.

Over the last several weeks, we have conducted an extensive evaluation process for each of these key roles, and we are confident that the individuals we have selected possess the necessary skills and experience that will set our company apart from our peers and contribute to the future growth and success of our new company.

These selections were based on individual merit, personal desires, job-specific expertise, demonstrated leadership ability, organizational needs, and a commitment to our shared vision and values.  Today, we have combined “the energy of two” to create “the power of one.”  Please join me in congratulating the following individuals:

Executive Member	Phase 2 Position	Phase 2 Selected Leader
President – Kurt Kost	EVP & Chief Commercial Officer and President, Alpha Coal Sales – Member, Executive Leadership Team	Jack Porco
	SVP Technical Services & Asset Management	John Borla
	SVP Operations, NAPP, PRB	Jim Bryja
	SVP Operations CAPP	Eddie Bateman
EVP and Chief Administrative Officer - Randy McMillion	VP Strategic Sourcing & Materials Management	Mick Risdon
	SVP Human Resources	Bill McClure
	VP Running Right & Business Excellence	Allen Dupree
	VP Safety	John Gallick
	VP Corporate Communications	Ted Pile
EVP and Chief Strategy Officer - Phil Cavatoni	VP M&A and Corporate Development	David Gay
	VP Corporate Finance	Jim Anderson
	VP Strategic Planning	Open
EVP and Chief Financial Officer - Frank Wood	SVP & Controller	Alan Jones
	VP Tax & Financial Planning	Roger Ketron
	VP Public Reporting	Mike Gisin
	VP Treasury	Brian Miller
	VP Investor Relations	Todd Allen
EVP and General Counsel - Vaughn Groves	VP Deputy GC Mining	Frank Harrington
	VP Assistant GC Human Capital & Regulatory Affairs	Suzan Moore
	VP Assistant GC SEC Governance	Edythe Katz
	VP Deputy GC Finance, M&A & Sustainability	Ben Hadary
EVP and Chief Sustainability Officer and External Affairs - Michael Peelish	VP Sustainability	Open
	VP PA Land and Gas Assets	Sam Cario
	VP Government and External Affairs	Jon Wood
	VP Environmental Affairs	Johnnie Greene
EVP and Chief Risk Officer - Eddie Neely	VP Total Risk Management	John Pearl
	VP Information Systems and Technology	Saul Hernandez
	VP Enterprise Risk Management	Open

NEXT STEPS

In the coming weeks, I will continue to work with the expanded management team to determine the future state organizational model to support our near-term mission, vision, values and strategy.  The next step in the process will be to define the structure and objectives of each department.  We anticipate communicating the next phase of our organization by about the end of August

As you have no doubt noticed, we have structured the company in a manner that is unique and differentiates us from our peers. The functions of Risk, Sustainability and Strategy will help us better assess the future landscape and position us to capture opportunities as a consequence of the dynamics we’re witnessing in our environment. Because of the uniqueness of these functions, there are a few open positions that we will need to thoughtfully address in the future.

I, along with the rest of the management team of the combined company, will continue to communicate with you in a candid, timely and transparent manner as the new organization is formed and key decisions are made.  Please trust that we will continue to operate with urgency and integrity on all people-related issues so that we as an organization and you as individuals can begin executing to the fullest potential as soon as possible. Thank you in advance for your continued  patience as we work through all the decisions necessary to create a best-of-breed company that is innovative, scalable and a true leader in our industry.  Together we will position our new company for continued growth, operating excellence and superior financial performance.

Our transaction is expected to close in 11 days, not even three months after it was announced on May 12th.  This is a very rapid pace in the world of Mergers & Acquisitions, and we are moving quickly but carefully to position our combined company for success on Day 1, and every day thereafter.  Until our transaction closes, Alpha and Foundation will operate in a “business-as-usual” mode to ensure continued execution of both companies’ business plans.   With the dedication, hard work and cooperation of all of our 6,500 employees, we are positioned well for an exciting and rewarding future as a combined company.  Again, I’d like to thank each of you for your commitment during this critical period and ask above all that everyone continue to work safely and productively.

Sincerely,

Kevin Crutchfield
President - Alpha Natural Resources

Required Legal Notices

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets.  Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov.  Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed Merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed Merger.  The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding the proposed Merger, free of charge, at the SEC’s website (http://www.sec.gov).  Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed Merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed Merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009.  You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.